Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

PROPOSED CHANGE OF AUDITORS

The Board announces that on 2nd November, 2004, PwC has tendered its resignation as the auditors of the Company and its subsidiaries. According to the bye-laws of the Company and the Companies Act 1981 of Bermuda (as amended), the auditors in office remain the auditors of the Company until a successor is appointed. The Company is currently in discussion with a firm of international certified public accountants with a view to appointing it as the auditors of the Company and its subsidiaries.

Further announcement will be made by the Company upon the appointment of a firm of certified public accountants to fill the casual vacancy in the office of auditors of the Company and its subsidiaries.

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that PricewaterhouseCoopers (“PwC”) has tendered its resignation from the office of auditors of the Company and its subsidiaries on 2nd November, 2004.

According to the bye-laws of the Company and the Companies Act 1981 of Bermuda (as amended), the auditors in office remain the auditors of the Company until a successor is appointed. Pursuant to a resolution passed by the shareholders at the annual general meeting of the Company held on 25th June, 2004 and the bye-laws of the Company, the Board is authorised to appoint a new firm of auditors to fill any casual vacancy in the office of auditors.

The Company is currently in discussion with a firm of international certified public accountants with a view to appointing it as the auditors of the Company and its subsidiaries.

In relation to the resignation of PwC, no reason is stated in the resignation letter and the Board is not aware of any other fact or circumstances that ought to be brought to the notice of the shareholders of the Company. As the Company is incorporated in Bermuda, the Board understands that there is no requirement under Bermuda law for the resigning auditors to provide a clearance letter to the Company in this regard. The Board also understands that the resigning auditors will provide a written statement to the incoming auditors confirming that they know of no professional or other reason why the incoming auditors should not accept the appointment as auditors of the Company.

The audit for the Company for the financial year ending 31st December, 2004 has not yet commenced. Further announcement will be made by the Company upon the appointment of a firm of certified public accountants to fill the casual vacancy in the office of auditors of the Company and its subsidiaries.

As at the date of this announcement, the Board comprises:

Executive Directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman)
Mr. Hong Xing (Vice Chairman)
Mr. Su Qiang (also known as Mr. So Keung)
Mr. He Tao (also known as Mr. Ho To)
Mr. Yang Mao Zeng

Non-executive Directors:
Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive Directors:
Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 19th November, 2004

*	for identification purposes only